EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of Atmus Filtration Technologies Inc.’s (the “Company”) capital stock and important provisions of our Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “By-Laws”). This summary does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and By-Laws and by the provisions of applicable law. We encourage you to read our Certificate of Incorporation, our By-Laws and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), for additional information.
Authorized Capitalization
Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 100,000,000 shares of preferred stock, no par value (the “Preferred Stock”). As of February 9, 2024, 83,309,210 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. Atmus has reserved 7,496,802 shares of our Common Stock for issuance under the Atmus 2022 Omnibus Incentive Plan.
Common Stock
Holders of our Common Stock are entitled to the rights set forth below.
Voting Rights
Each outstanding share of our Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. The affirmative vote of holders of at least 75% of the total voting power of the outstanding shares of all classes of our capital stock is required to amend the sections of our Certificate of Incorporation and By-Laws related to (i) our Board of Directors, including related to our classified Board of Directors and the removal of directors only for cause; (ii) our stockholders, including related to the inability of stockholders to call special meetings of stockholders and the inability of stockholders to act by written consent; (iii) the ability of our Board of Directors and our stockholders to amend or repeal our By-Laws.
Except as otherwise provided in our Certificate of Incorporation or as required by law, all matters to be voted on by stockholders (other than matters relating to the election of directors and the matters referenced above) will be approved if votes cast in favor of the matter exceed the votes cast opposing the matter at a meeting at which a majority of the outstanding shares entitled to vote on such matter is represented in person or by proxy.
Dividend Rights
Holders of our Common Stock will share equally in any dividend declared by our Board of Directors, subject to the rights of the holders of any outstanding Preferred Stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock will be entitled to share ratably in our assets that are legally available for distribution to stockholders. If Atmus has any Preferred Stock outstanding at such time, holders of the Preferred Stock may be entitled to distribution and/or liquidation preferences. In either such case, Atmus must pay the applicable distribution to the holders of our Preferred Stock before Atmus may pay distributions to the holders of our Common Stock.
Registration Rights
Cummins is entitled to certain rights relating to the registration of shares of our Common Stock pursuant to a registration rights agreement.
Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.
Preferred Stock
Our Board of Directors is authorized to provide for one or more series of Preferred Stock and to fix the terms of such Preferred Stock, including the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preferences and to fix the number of shares to be included in any such series without any further vote or action by stockholders. Any Preferred Stock so issued may rank senior to Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Atmus without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. Our Board of Directors has not authorized the issuance of any shares of Preferred Stock, and Atmus has no agreements or plans for the issuance of any shares of our Preferred Stock.
Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws
Provisions of the DGCL and our Certificate of Incorporation and By-Laws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We have not elected to “opt out” of Section 203. However, Cummins and its affiliates have been approved by our Board of Directors as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203.

For so long as Cummins beneficially owns a majority of the total combined voting power of the outstanding shares of Common Stock, and therefore has the ability to designate a majority of our Board of Directors, directors designated by Cummins to serve on our Board of Directors would have the ability to pre-approve other parties, including potential transferees of Cummins’ shares of Common Stock, so that Section 203 would not apply to such other parties.
Classified Board
Our Certificate of Incorporation and By-Laws provide that our Board of Directors is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the IPO, which will be held in 2024. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which will be held in 2025, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders, which will be held in 2026. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under these classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.
Removal of Directors
Our Certificate of Incorporation and By-Laws provide that stockholders may remove directors only for cause, by an affirmative vote of at least 75% of the total voting power of outstanding shares of all classes of our capital stock entitled to vote thereon, after Cummins no longer beneficially owns a majority of the outstanding shares of Common Stock. Until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Common Stock, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by an affirmative vote of a majority of the total voting power of the outstanding shares of all classes of our capital stock.
Amendments to Certificate of Incorporation and By-Laws
Our Certificate of Incorporation and By-Laws provide that, from and after such time as Cummins ceases to beneficially own a majority of our outstanding Common Stock, the sections of our Certificate of Incorporation and By-Laws that relate to (i) our Board of Directors, including related to our classified Board of Directors and the removal of directors only for cause; (ii) our stockholders, including related to the inability of stockholders to call special meetings of stockholders and the inability of stockholders to act by written consent; and (iii) the ability of our Board of Directors and stockholders to amend or repeal our By-Laws may only be amended by the affirmative vote of holders of at least 75% of the total voting power of the outstanding shares of all classes of our capital stock then entitled to vote thereon.
Size of Board and Vacancies
Our By-Laws provide that the size of our Board of Directors will be fixed by resolution of our Board of Directors from time to time. Until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Common Stock, a majority of stockholders or a majority of directors then in office who are employees of Cummins can fill newly-created directorships or vacancies on our Board of Directors.
Thereafter, any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.
Special Stockholder Meetings
Our Certificate of Incorporation and By-Laws provide that special meetings of the stockholders may be called at any time by our Board of Directors or the chair of our Board of Directors.

Our Certificate of Incorporation and By-Laws also provide that, until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of our Common Stock, our stockholders holding a majority of the outstanding shares of Common Stock may call a special meeting. Our Certificate of Incorporation and By-Laws further provide that, from and after such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Common Stock, the ability of our stockholders to call a special meeting is denied.
Shareholder Action by Written Consent
Our Certificate of Incorporation provides that, until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Common Stock, our stockholders holding the minimum number of votes that would be necessary to take action at a meeting may act by written consent. Our Certificate of Incorporation, from and after such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Common Stock, expressly eliminates the right of our stockholders to act by written consent. From and after such time, stockholder action must take place at the annual or a special meeting of our stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our By-Laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our By-Laws require that candidates for election as director disclose their qualifications and make certain representations.
No Cumulative Voting
The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.
Undesignated Preferred Stock
The authority that our Board of Directors possesses to issue Preferred Stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may be able to issue Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their respective fiduciary duties as directors or officers, and our Certificate of Incorporation includes such an exculpation provision. Our Certificate of Incorporation and By-Laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Certificate of Incorporation and By-Laws also provide that we must indemnify and advance reasonable expenses to our directors and officers.
The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Atmus and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s or officer’s duty of care. The provisions do not alter the liability of directors or officers under the federal securities laws. In addition, any investment in the Company may be adversely affected to the extent that, in a class action or direct suit, Atmus pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum
Unless we otherwise consent in writing, to the extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or By-Laws; or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware. In addition, to the extent permitted by law, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, LLC, Lake Success, New York.